Exhibit 4.1
SIXTH AMENDMENT TO
SHAREHOLDER PROTECTION RIGHTS AGREEMENT
     THIS SIXTH AMENDMENT (this “Amendment”), effective as of September 17, 2007, is between PRG-SCHULTZ INTERNATIONAL, INC., a Georgia corporation (the “Company”), and AMERICAN STOCK TRANSFER AND TRUST COMPANY, a New York Banking corporation and successor in interest to Wachovia Bank, National Association, as Rights Agent (“AST” or the “Rights Agent”).
W I T N E S S E T H
     WHEREAS, AST has acquired the shareholder service business of Wachovia Bank, National Association (“Wachovia”), including Wachovia’s obligations under that certain Shareholder Protection Rights Agreement dated as of August 9, 2000, as amended effective May 15, 2002, August 16, 2002, November 7, 2005, November 14, 2005 and March 16, 2006, between the Company and the Rights Agent (the “Agreement”), and, therefore, pursuant to Section 4.2 of the Agreement, AST, without any further action on behalf of the Company, has automatically been substituted as Rights Agent under the Agreement;
     WHEREAS, the Board of Directors of the Company deems it advisable and in the best interest of the Company and its shareholders to amend the Agreement in accordance with Section 5.4 of the Agreement;
     WHEREAS, pursuant to its authority under Section 5.4 of the Agreement, the Board of Directors of the Company has authorized and approved this Amendment to the Agreement set forth herein as of the date hereof.
     NOW, THEREFORE, in consideration of the premises and the respective agreements set forth herein, the parties hereby agree as follows:
     1.     Definitions. Capitalized terms used in this Amendment, which are not otherwise defined herein, are used with the same meaning ascribed to such terms in the Agreement.
     2.     Amendments.
(a)     The definition of “Acquiring Person” in Section 1.1 is hereby deleted in its entirety and replaced to read as follows:
“Acquiring Person” shall mean any Person who is a Beneficial Owner of 15% or more of the outstanding shares of Common Stock; provided, however, that the term “Acquiring Person” shall not include any Person (i) who shall become the Beneficial Owner of 15% or more of the outstanding shares of Common Stock solely as a result of an acquisition by the Company of shares of Common Stock, until such time thereafter as such Person shall become the Beneficial Owner (other than by means of a stock dividend or stock split) of any additional shares of Common Stock, (ii) who is the

Beneficial Owner of 15% or more of the outstanding shares of Common Stock but who acquired Beneficial Ownership of shares of Common Stock without any plan or intention to seek or affect control of the Company, if such Person promptly enters into an irrevocable commitment promptly to divest, and thereafter promptly divests (without exercising or retaining any power, including voting, with respect to such shares), sufficient shares of Common Stock (or securities convertible into, exchangeable into or exercisable for Common Stock) so that such Person ceases to be the Beneficial Owner of 15% or more of the outstanding shares of Common Stock, (iii) who is the Beneficial Owner of shares of Common Stock consisting solely of shares of Common Stock, the Beneficial Ownership of which was acquired by such Person pursuant to any action or transaction or series of related actions or transactions approved by the Company’s Board of Directors before such person otherwise became an Acquiring Person, or (iv) who was the Beneficial Owner of 15% or more of the outstanding shares of Common Stock on August 9, 2000 and does not thereafter acquire Beneficial Ownership of additional shares of Common Stock that in the aggregate exceed 2% of the outstanding shares of Common Stock. In addition, notwithstanding any provision of this Agreement to the contrary, (A) no Blum Investor or Investors shall be deemed an Acquiring Person for any purpose under this Agreement for so long as that certain Amended and Restated Standstill Agreement (the “Standstill Agreement”) between the Company and the Blum Investors dated July 16, 2007, is in effect and so long as the Beneficial Ownership of the Blum Investors does not exceed 49.9% of the Company’s Common Stock (without giving effect to any stock split, share dividend, recapitalization, reclassification or similar transactions effected by or with the approval of the Board of Directors of the Company after the date hereof) (the “Limit”); provided, however, that any termination of the Standstill Agreement by the Company or delivery of any notice of termination by the Blum Investors, in each case pursuant to Section 16 of the Standstill Agreement, shall rescind this sentence and cause the Blum Investors’ full Beneficial Ownership of Common Stock to be considered for purposes of determining whether or not the Blum Investors are an Acquiring Person. Additionally, the Company, any wholly owned Subsidiary of the Company and any employee stock ownership or other employee benefit plan of the Company or a wholly owned Subsidiary of the Company shall not be an Acquiring Person.
(b)     Section 5.9 is hereby amended to provide that notices or demands shall be addressed as follows (until another address is filed):

If to the Company:	PRG-Schultz International, Inc.
600 Galleria Parkway, Suite 100
Atlanta, Georgia 30339-5949
Attention: General Counsel

with a copy to:	Troutman Sanders LLP
600 Peachtree Street, NE, Suite 5200
Atlanta, Georgia 30308
Attention: David W. Ghegan, Esq.

If to Rights Agent:	American Stock Transfer & Trust Company
59 Maiden Lane
New York, New York 10038
Attention: Corporate Trust Department
(c)     Section 5.9 is hereby further amended by adding the following after the last sentence of Section 5.9:
Notwithstanding the prior sentence, in lieu of providing notice to the holder of any Rights by first-class mail, any notice authorized or required to be given by the Company to the holder of any Rights prior to the Separation Time will be deemed validly given to such holder if (i) the Company issues a press release that includes the information required to be set forth in such notice under this Agreement and (ii) such press release is filed by the Company with the Securities and Exchange Commission on a Current Report on Form 8-K (or any successor form thereto) within four business days of the date of the press release.
     3.     Counterparts. This Amendment may be executed in any one or more counterparts, each of which shall be deemed an original and all of which shall together constitute the same Amendment.
     4.     Ratification. Except as modified and amended as set forth herein, the Agreement is hereby ratified and confirmed without further modification or amendment.
[signature page to immediately follow]

     IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed effective as of the date first above written.

PRG-SCHULTZ INTERNATIONAL, INC.
By	/s/ James B. McCurry
Name:	James B. McCurry,
Title:	Chief Executive Officer and President

AMERICAN STOCK TRANSFER & TRUST COMPANY ( as successor in interest to Wachovia Bank, National Association)
By	/s/ Herbert J. Lemmer
Name:	Herbert J. Lemmer
Title:	Vice President